シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
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WRITER'S DIRECT NUMBER:
81-3-5251-1601

May 16, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Optical

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find five English version press releases issued by the Company on March 1, 2005, March 31, 2005, March 31, 2005, April 5, 2005 and April 15, 2005. Between March 23, 2005 and April 22, 2005, the company issued eleven press releases in Japanese. No English versions or translations have been prepared for seven of these eleven press releases. We have prepared English summaries to these Japanese language press releases below:

- Press release, dated March 23, 2005 on winning the Tokyo Governor's Prize for the "Opt Infinite Wave," a high-tech neon billboard set up at the Sukiyabashi Crossing, Ginza at the 4th Tokyo Outdoor Advertisement Competition.

dlw 5/24

- Press release, dated March 25, 2005 on the launch of "SolemioENDO Ver.3", endoscopes business support system to visualize the business of the Endoscopes Division and output business analysis data.

- Press release, dated March 28, 2005, on the launch of "CelonENT", bi-polar power source device system enabling lower invasiveness treatment, to be released mainly to otolaryngologists.

- Press release, dated March 29, 2005, on the establishment of "Olympus Medical Equipment Services America, Inc.," endoscopes repair company in Melville, New York in effort to reinforce the repair service in North America.

- Press release, dated April 12, 2005, on the acquisition of 100% of equity interests of "Advalytix," a German venture company possessing the "micro-fluidiques technique" enabling free manipulation of ultra-micro liquid such as blood and reagents.

- Press release, dated April 22, 2005, on the launch of "CAMEDIA X-600" 5-mega pixel, 3X optical zoom compact digital camera with 18.5 mm, metallic bodies, enabling user-friendly operations.

On April 27, 2005, the Company filed with the Tokyo Stock Exchange, its revision on the consolidated earnings forecast for FY2004. No English translation or version has been prepared. We have furnished an English summary of the filing below:

- Japanese-language notice on the Company's downward revision of the consolidated earnings forecast for FY2004 due to the fierce competition in the digital camera market and drop in sales of the Digital Imaging Division. The notice includes:

    1. Downward revision on the consolidated earnings forecast for FY2004

    2. Reason for revision

On April 27, 2005, the Company also filed, in Japanese without preparing an English translation, the following documents with the Tokyo Stock Exchange.

- Notice, dated April 27, 2005, concerning the revision of earnings forecast for FY2004 of ITX Corporation, a subsidiary of the Company.

- Amendment to the above notice dated April 27, 2005 with respect to the earnings forecast of ITX Corporation.

On May 9, 2005, the Company also filed, in Japanese without preparing an English translation, the following documents with the Tokyo Stock Exchange.

- The financial summary for FY 2005, dated May 9, 2005.

- Supplementary financial information for fiscal year ended March 2005, dated May 9, 2005.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Mako Sasaki /pfg

Mako Sasaki

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 1, 2005

i:robe IR-300 Digital Camera and S-DVD-100 DVD Storage System

• i:robe series Dock & Done convenience for a new digital photo lifestyle

• Compact, slim, light and stylish body,
"Photo Deco" functions that allows photo-editing without using a computer
(i:robe IR-300 Digital Camera)

• Photo DVD creation without using a computer (S-DVD-100 DVD Storage System)

The information contained in this news release applies only to the Japanese market.

Summary

Olympus Imaging Corporation* (President: Hiroshi Komiya) is pleased to announce the introduction of two new i:robe series products for a new digital photo lifestyle: the i:robe IR-300 Compact Digital Camera and the S-DVD-100 DVD Storage System. The i:robe IR-300 will go on sale in Japan in mid-March 2005, and the S-DVD-100 will go on sale in late April, 2005.

* Formerly a part of Olympus Corporation; established as a separate company on October 1, 2004.

The i:robe IR-300 is an easy-to-carry digital camera with a compact, slim, light, stylish body and a large, 2.0-inch LCD monitor. It also features built-in "Photo Deco" functions that allow users to create framed images and photo calendars, and photo editing functions that allow users to adjust brightness and saturation, and eliminate red-eye after photos have been taken, all without using a computer. In addition, when connected to external devices that support "Dock & Done" functionality it offers PC-less storage and printing, and the camera's LCD monitor can be used to display large photo libraries stored on DVDs or other high-capacity media.

The i:robe IR-300 also features a 3x optical zoom lens, a 5-megapixel* CCD, and a proprietary Olympus TruePic TURBO image processor for superior image quality. It also makes it easy for users to obtain optimum results in a wide range of shooting situations by displaying sample photos and a brief description of mode functions when shooting in Scene Program mode.

* Effective pixels

The S-DVD-100 DVD Storage System is the first device in the world to allow digital photos to be stored on DVD or CD media directly from the camera*. When used with an i:robe series

camera, it allows captured images to be recorded on DVD media without using a computer**. DVD media are ideal for photo storage because they offer high storage capacity and long storage life. In addition, they are readily available and can be used, for example, to share photos with friends and guests at wedding receptions and other social functions.

* Direct storage requires the use of the dedicated cradle that is included with i:robe series cameras.

** DVD's created with the S-DVD-100 can also be played on computer DVD drives; playback on home DVD players for televisions is not supported.

Pricing & Launch Date

Product Name	MSRP	Launch Date
i:robe IR-300 Digital Camera	open pricing	mid-March 2005
S-DVD-100 DVD Storage System		late April 2005

About the i:robe Series

Olympus believes that personal photos are a form of "personal content," and with the November 2004 introduction of its i:robe series products it has proposed a "New Photo Life Solution" that aims to make a rich new photo lifestyle available to everyone. The i:robe series was developed to make it easy for users to "robe" themselves up in their favorite "images" wherever they go, and offers Dock & Done functionality that allows digital photos to be printed or stored without using a computer.

With the introduction of this second series of new i:robe products, Olympus has made it possible for consumers to enjoy all of the advantages of digital photography right in their living room. The new series also introduces Dock & Done 2.0, which enhances the pleasure of digital photography by allowing users to enjoy a wider range of editing, viewing, printing, and storage functions in their living room without using a computer.

Main Features

i:robe IR-300 Main Features

A compact, slim, light, stylish body and high-quality imaging

The compact, slim, and light i:robe IR-300 has a stylish white body with an Aurora Pearl finish that adds an elegant touch to the camera's overall beauty. Die-cast magnesium body components assure enhanced durability and low weight. Thanks to the camera's "folded light path lens" design, the lens does not protrude from the body, enabling the camera to slide easily in and out of the pocket of a pair of blue jeans, for example. For imaging, the i:robe IR-300 uses a high-definition 1/2.5-inch 5-megapixel* CCD, a high-performance 3x optical zoom lens, and a proprietary Olympus TruePic TURBO image processor. In addition to maximizing the performance of the CCD, the TruePic TURBO image processor boosts image definition and reduces noise to ensure sharp, clear imaging, and also speeds up recording, playback, and other image processing tasks to ensure quick, responsive shooting.

Despite its compact size, the i:robe IR-300 is equipped with a large, 2.0-inch LCD monitor. Although the monitor occupies most of the back of the camera, the camera's design allows it to be securely held so that the user's hands do not cover the monitor when shooting. The LCD monitor also features a semi-transmissive TFT screen for easy viewing outdoors.

* Effective pixels.

PC-less Image-Editing and Viewing Functions

Easy "Photo Deco" Editing Functions

Captured images can be combined with a variety of preset design templates contained in the camera, making it possible to decorate images and create framed photos, photo calendars, and other items. This easy editing without using a PC is one of the distinctive characteristics of the i:robe IR-300.

■Frames

Frame templates can be combined with captured images to create framed photos. 20 different frames suitable for travel, wedding, and other types of photos are preloaded in the camera, allowing users to create framed photos to suit any occasion.

■Titles

"Happy Birthday" and 9 other preset titles can be applied to images to create attractive photo-message cards.

■Photo Calendars

Eight calendar layouts are provided, and can be combined with images to create original photo calendars.

■Multi-Image Layouts

Six multi-image layouts are provided, allowing multiple images to be combined to create a single 'photo-album' image.

* Edited images can be saved as a separate image file.
* In-camera frames and titles can be added or removed using the included OLYMPUS Master software. In addition to those that are preloaded in the camera, there are 6 other frames and 4 other titles.

Image Adjustment Functions

Built-in image-processing functions allow users to adjust brightness and color saturation, and to eliminate red-eye from flash photos. As a result, users can obtain the image they want without using a computer to adjust the image. Both the original image and the edited image can be displayed side-by-side on the camera's monitor to confirm results.

Viewing Functions

■Automatic Organization in Calendar Format

Images are automatically organized in the camera and displayed in calendar format according to the date they were taken. A choice of 1-month, 12-month, and multi-year calendar views is offered. The calendar function is also a great way to create original photo

diaries or albums for long-term data storage, and significantly expands the range of ways in which captured images can be enjoyed.

■Album Function for Management of Up to 1,200 Images*

An Album function allows captured images to be organized into as many as 12 separate albums, each of which can hold up to 100 images. One album can be used for storing travel photos, for example, while another is used for photos that the user wants to show to other people. It's a convenient feature that can be enjoyed in a wide variety of ways.

* The total number of images that can be stored varies according to the memory media installed.

■9 Types of Slideshow

An automatic slideshow function provides sequential playback of the user's favorite images. Nine transition effects such as Normal, Slide, and Fade allow users to enjoy viewing images in a variety of ways.

Dock & Done Storage and Printing via the Included Cradle

PC-less Storage and Printing Using i:robe Series Peripherals

Simply by placing the i:robe IR-300 in its included cradle, users can print and store photos without using a computer. Framed photos, photo calendars, and other images created using the camera's "Photo Deco" functions can be immediately printed on a P-S100 Digital Photo Printer without using a computer.

DVD/CD Image Display on the Camera's LCD Monitor

When the i:robe IR-300 is connected to an S-DVD-100 DVD Storage System, the camera's LCD monitor can be used to display images stored on DVD or CD media. Using the camera's Calendar function, users can display the images in calendar format, making it easy to find the image they want. In addition, by connecting the camera to a TV, the large number of images stored on DVD or CD media can be viewed on a big screen and enjoyed by many people at the same time.

Other Features

17 Scene Program Modes with On-Screen Help

A total of 17 Scene Program modes are offered, including Landscape + Portrait, Indoor, Beach & Snow, Available Light Portrait, and many others, making it easy for users to obtain optimum results for each type of scene. When a Scene Program mode is selected, the LCD monitor displays a sample image and brief text description to assist the user in deciding which mode to use. For example, when Landscape + Portrait mode is selected, a sample image is displayed along with the message.

Super Macro Mode

In Super Macro mode, users can shoot from as close as 5 centimeters.

Movie Mode Camera Shake Correction

In Movie mode, digital camera shake correction can be applied to reduce image unsteadiness and camera shake worries.

Voice Function for Sound-Only Recording

Sound-only recording allows the i:robe IR-300 to be used as a simple voice recorder. It offers higher sound quality than previous digital cameras (PCM recording mode), as well as longer recording times (ADPCM recording mode). Recorded sound files can be displayed in index or calendar view, making them easy to manage and play. In addition, sound files can be played back on a computer by using the included OLYMPUS Master 1.2 image editing and file management software.

Internal Memory

An internal memory of approximately 15MB allows photos to be taken even when a memory card is not installed. Images stored in internal memory can later be copied to an xD-Picture Card (sold separately).

OLYMPUS Master 1.2 Image Editing and File Management Software

Designed to meet the needs of both novice and expert computer users, the bundled OLYMPUS Master 1.2 software combines outstanding ease of use with a wide range of image editing and file management tools. In addition, it can also be used to add or replace frames and other design templates contained in the i:robe IR-300.

PictBridge Support

Support for PictBridge standards enables direct printing to any PictBridge-enabled printer via the included USB cable. No computer is required.

Slim-Line Lithium Ion Battery

Power is supplied by a newly developed LI-40B lithium ion battery. Slim and compact, it makes it easy to carry a spare battery when traveling.

Dedicated Cradle

The included cradle is equipped with a DC power input terminal, an AV output terminal, and a USB port that allow the camera to be recharged or connected to a TV or computer simply by placing it in the cradle.

S-DVD-100 DVD Storage System Main Features

The recently introduced S-DVD-100 DVD Storage System supports Dock & Done functionality for PC-less storage/display of images contained in an i:robe series camera*. It can also be used as a computer's DVD drive.

* DVD's created with the S-DVD-100 can also be played on computer DVD drives; playback on home DVD players for televisions is not supported.

Dock & Done Image Storage

Captured images can be automatically stored on recordable DVD or CD media* simply by placing an i:robe series camera in its cradle. In addition, incremental storage of only new images is supported.

An optional PA7 conversion adapter also allows many non-i:robe Olympus digital cameras to be connected to the S-DVD-100 with a USB cable*.

* DVD+R, DVD+RW, DVD-R, DVD-RW, CD-R, and CD-RW media are supported.

** A list of supported cameras is posted on the Olympus website. Incremental storage is not supported.

Displaying DVD/CD Images on a Camera's Monitor

A newly developed playback function allows images stored on DVD/CD media to be displayed on an i:robe series camera's LCD monitor without using a computer*.

* Dock & Done 2.0 firmware update required for i:robe IR-500 cameras.

Use as a PC External DVD Drive

The S-DVD-100 can be connected to a personal computer with a USB cable and used as an external DVD±R/RW drive. Images on DVD/CD media can also be displayed on the computer's monitor in calendar format by using the bundled OLYMPUS Master 1.2 image editing and file management software.

S-HD-100 Hard Disk Storage Device Main Features

The S-HD-100 Hard Disk Storage System supports Dock & Done functionality for PC-less storage/display of images contained in an i:robe series camera. It can also be used as an external computer hard disk drive.

■Dock & Done Image Storage

The S-HD-100 hard disk storage system allows images to be stored simply by placing an i:robe camera in its cradle, and offers high-capacity, long-term storage without the use of a computer. The unit's 40GB hard disk can hold approximately 32,000 5-megapixel images captured by the i:robe IR-300*.

* When captured in Super High 5M mode.

■Displaying Images on a Camera's LCD Monitor

Images stored on an S-HD-100* can be displayed on the LCD monitor of any i:robe series camera. In addition, by connecting an i:robe series camera** to a TV, the large number of images stored on the hard disk can be viewed on a big screen and enjoyed by many people at the same time.

* Dock & Done 2.0 firmware update required for S-HD100 systems with previous versions of Dock & Done.

** Dock & Done 2.0 firmware update required for i:robe IR-500 cameras.

P-S100 Digital Photo Printer Main Features

The P-S100 is a digital photo printer that can print L-size and postcard-size photos. With an i:robe IR-300 camera connected to a Dock & Done 2.0-compatible DVD or hard disk storage system, users can print directly from the storage system while reviewing the images on the i:robe IR-300's LCD monitor. In addition, it allows users to easily print framed photos, calendars, and other images created with the i:robe IR-300's "Photo Deco" functions. The printer itself features a white, compact body that fits well with any décor.

RM-100 Living Remote Control Main Features

The RM-100 Living Remote Control allows the playback functions of i:robe series cameras* to be controlled from a distance. By connecting an i:robe IR-300 camera to a TV or video monitor, users can display slideshows or create framed images on the TV/monitor, and control these functions from a distance with the RM-100. If they also connect a S-HD-100** Hard Disk Storage System or S-DVD-100 DVD Storage System, they can easily display the photos contained on those systems on their TV/monitor screen. By allowing users to share their photos with friends and loved ones right in their living room, it expands the range of ways in which digital images can be viewed and enjoyed.

* Dock & Done 2.0 firmware update required for i:robe IR-500 cameras.

** Dock & Done 2.0 firmware update required for S-HD100 systems with previous versions of Dock & Done. Further information about firmware updates can be found on the Olympus website at http://www.olympus.com.

i:robe IR-300 Digital Camera Specifications

Number of Effective Pixels		5.0 million pixels
Image Pickup Element		1/2.5-inch CCD (primary color filter)
Lens	Structure	11 elements in 9 groups (incl. 3 aspherical elements)
	Focal Length	6.3~18.9mm (equivalent to 38~114mm zoom in 35mm camera format)
	Aperture	F3.3 (W) ~ F4.0 (T)
	Optical Zoom	3x
	Digital Zoom	1~4x (max. 12x seamless zoom when combined with optical zoom)
	Working Range	Standard mode: 0.3m~infinity (W); 0.6m~infinity (T) Macro mode: 0.1m~0.3m (W); 0.5m~0.6m (T) Super Macro mode: ~approx. 0.05m (zoom setting fixed; internal flash disabled)
Recording	Still Image Recording System	JPEG (DCF: Design rule for Camera File system), Exif2.21, DPOF, PRINT Image Matching III, PictBridge
	Still Image Storage Capacity (without voice/using internal memory)	2560 x 1940 / Super High 5M: approx. 10 images 2048 x 1536 / High 3M: approx. 16 images 1600 x 1200 / High 2M: approx. 25 images 1024 x 768 / PC Monitor 1M: approx. 45 images 640 x 480 / E-Mail VGA: approx. 111 images
	Motion Image Recording System	QuickTime Motion JPEG
	Motion Image Storage Capacity (with sound recording; using internal memory)	320 x 240 Standard (15 fps): up to 36 sec. 160 x 120 Long Play (15 fps): up to 2 min. 26 sec.
	Voice Recording System	WAVE format
	Voice Recording Storage Capacity (using internal memory)	Fine Mode (PCM): approx. 9 min. 25 sec. Standard Mode (PCM): approx. 25 min. 59 sec. Extended Mode (ADPCM): approx. 51 min. 59 sec.
	Recording Media	Internal memory (15MB) xD-Picture Card (sold separately; 16MB, 32MB, 64MB,128MB, 256MB, 512MB, 1GB)
LCD Monitor	Size/Type	2.0-inch semi-transmissive TFT color LCD
	Number of Pixels	206,000 pixels
Playback	Still Image Close-up	Magnification: 1~5x (seamless)
	Still Image Index Display	4/9/16/25 cells
	Still Image Rotation	90 degrees / -90 degrees (Rotation information written in Exif)
	Still Image Slideshow	Yes (9 transition effects)

	Motion Image Playback	Normal, Fast Forward, Fast Reverse, Frame-by-Frame, Reverse Play, Index Jump
	Voice Playback	Normal, Fast Forward, Fast Reverse, 1-Sec. Forward (sound mute during Fast Forward, Fast Reverse and 1-Sec. Forward)
Focusing System		TTL contrast detection auto focus, iESP AF, Spot AF
Still Image Exposure Control	Modes	Program Auto, Scene Program (Landscape, Landscape + Portrait, Night Scene, Night Scene + Portrait, Indoor, Fireworks, Sunset, Portrait, Self Portrait, Cuisine, Document, Sports, Beach & Snow, Candle, Available Light Portrait, Behind Glass, Vivid)
	Shutter Speed	4 sec. ~ 1/2,000 sec.
	Exposure Compensation	±2EV in 1/2EV increments
Photometric Systems		Digital ESP metering, Spot metering
Sequence Mode	Speed	approx. 1.2 fps (in Super High 5M mode)
	No. of Frames	4 frames (in Super High 5M mode)
White Balance	Auto	iESPII
	Presets	Daylight, Overcast, Tungsten Light, Fluorescent Light
Flash	Flash Working Range	W: Approx. 0.3m~2.6m T: Approx. 0.5m~2.1m
	Flash Modes	Auto (automatic activation in low light or backlight), Soft, Red-eye reduction, Fill-in, Off
Special Functions	Function Shooting	Frame, 2-in-1
	Panorama Collage	Yes (requires Olympus brand xD-Picture Card [sold separately] and image editing on a computer with OLYMPUS Master software [included])
	Customization	Custom function button, Interface language display (Japanese, English)
	Still Image Edit (separate file)	Compositing: Frame, Title, Calendar, Layout Adjustment: Brightness, Saturation, Red-Eye Reduction Editing: Monochrome, Sepia, Resize (640x480, 320x240), Trim
	Motion Image Edit	Index Image Creation, Preceding/Following Extract
Connectivity (via cradle)	PC/Printer	USB interface (Computer OS environments: Windows 98SE/Me/2000/XP, Mac OS X v10.2~; Printer environment: PictBridge support)
	TV	AV output terminal (NTSC/PAL switchable)
	Power Supply	DC input terminal
Power Supply	AC adaptor	A511
	Battery	LI-40B dedicated lithium-ion rechargeable battery
Dimensions		99mm (W) x 53mm (H) x 22mm (D) (21.5mm at thinnest point)
Weight		approx. 112g
Bundled Accessories		Cradle, LI-40B lithium ion battery, A511 AC adapter, power cord, USB cable, AV cable, strap, CD -ROM (OLYMPUS Master 1.2, etc.)

S-DVD-100 DVD Storage System Specifications

Supported Computers	DOS/V personal computers (factory-equipped with USB 2.0 or USB 1.1 interface)
Supported Operating Environments	Windows Me/2000/XP
Supported Media	CD-R (24x, 16x, 8x) 650MB, 700MB CD-RW (16x, 10x, 4x) DVD+R (8x, 6x, 4x, 2.4x) 4.7GB DVD+RW (4x, 2.4x) DVD-R (8x, 6x, 4x, 2x) DVD-RW (4x, 2x, 1x) DVD+R Dual Layer (2.4x) 8.5GB (PC mode only)
Modes	Dock & Done modes Automatic storage from digital camera Disc creation Image playback PC modes External DVD drive
External Dimensions	181mm (W) x 22.5mm (H) x 151mm (D)
Weight	approx. 570g
Power Consumption	max 8.5W (main unit only, charging power excluded)
Charging Power	max 700mA (when camera is docked in cradle)
Connectivity	USB interface (mini B type), Hi-Speed USB 2.0 Dock & Done printer interface Docking connector (for cradle docking) Expansion slot
Power Supply	DC 5V (dedicated AC adapter), AC100V~240V
Included Items	USB cable (mini B > A), AC power cord, CD-ROM (OLYMPUS Master 1.2, B's CliP6 (UDF Packet Writing Software)

Optional Accessories

Item	MSRP	Comments
S-DVD-100 Hard Disk Storage System	open pricing	Dock & Done image storage for i-robe series cameras
P-S100 Digital Photo Printer	open pricing	Postcard and L-size photo printing
RM-100 Living Remote Control	open pricing	Remote control of camera playback functions
CSCH-30WT Camera Case	¥3,500 (¥3,675 incl. sales tax)	Genuine leather case (white)
CSCH-30BK Camera Case	¥3,500 (¥3,675 incl. sales tax)	Genuine leather case (black)
CHS-01SV Hand Strap	¥1,500 (¥1575 incl. sales tax)	Metal (silver color)
CNS-01SV Neck Strap	¥2,500 (¥2,625 inc. sales tax)	Metal (silver color)
CNS-01BL Neck Strap	¥2,500 (¥2,625 inc. sales tax)	Metal (blue)

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

March 31, 2005
Olympus Corporation
Takano Co., Ltd.

Olympus and Takano Reach Agreement on Comprehensive Business Partnership in the Field of FPD* Inspection Equipment
— Creating New Added Value through Infrastructure Optimization and Technology Sharing —

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa, headquarters: Tokyo) and Takano Co., Ltd. (Takano, President: Jun Takano, headquarters: Nagano Prefecture) have reached agreement on a comprehensive business partnership in the field of FPD inspection equipment. Activities covered by the partnership will include development, manufacturing and sales.

There has been rapid growth in the market for LCD** panels for use in televisions and other products. Olympus and Takano plan to share and optimize their business infrastructure in the field of LCD inspection systems. Their aim is to provide their customers with new types of LCD inspection systems and quality management systems by combining the technologies and product areas in which each excels.

●Background

LCDs are widely used as computer monitors and notebook screens, and more recently there has also been a rapid increase in their use in televisions. LCD producers are working to expand the use of LCDs through dramatic cost reductions and the introduction of innovative technology. This is reflected in increasingly demanding customer expectations toward product capabilities, prices and delivery times in the area of inspection equipment.

Olympus and Takano have responded to this situation by investigating ways to reduce costs, improve the quality of their products and efficiently develop new products based on unique technologies. By sharing their resources, including technology, know-how and infrastructure, the two companies hope to achieve business growth and stability. They have now reached agreement on comprehensive collaboration across a wide spectrum of activities, including development, manufacturing, services and sales. This new relationship is expected to contribute to the development of the FPD industry by dramatically enhancing the value of products and services supplied to customers.

* FPD (flat panel display)
FPD is a generic term encompassing liquid crystal displays (LCDs), plasma displays (PDPs) and organic light-emitting diode (OLED) displays.
** LCD (liquid crystal display)
LCDs consist of two panels: a TFT array containing switching elements for the liquid crystal cells, and a color filter (CF) to produce colors. LCD production plants use numerous inspection and measurement (adjustment) systems to improve yields and quality in the production processes for TFT arrays and CFs.

●Overview of Activities — Benefits from Partnership

Olympus has built an extensive resource of precision optical and digital technology through its involvement in the development of microscopes and measurement equipment for its industrial equipment business. It has also applied this knowledge to the development of industrial inspection equipment and systems. In the FPD area, it has been supplying equipment to major panel manufacturers since the initial emergence of the LCD market. Its main products include macro/micro inspection systems for TFT array panels, and quality management systems, especially line-width measurement systems. Systems based on Olympus know-how are already in use in advanced seventh-generation*** plants.

Takano has applied its advanced technology to the development of system products, especially image processing inspection systems. In the FPD area, it has supplied systems inspection, measurement, adjustment and quality management systems primarily to leading manufacturers of LCD color filter panels and PDPs. It has maintained a dominant share of the market for pattern inspection systems for LCD CF panels since the transition to fifth-generation*** plants.

Olympus and Takano are confident that their new partnership will strengthen their capabilities in the fields in which they excel through the combination of their strengths, including technology, knowledge and business infrastructure, in their respective areas of business. They also expect to achieve dramatic efficiency improvements and cost savings, as well as significant enhancements to the value of products and services supplied to customers.

***Generation
The size of the mother glass used to manufacture LCDs is commonly referred to as the "generation." The largest at present is seventh-generation (G7), but manufacturers are planning to invest in G8 facilities.

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 31, 2005

Olympus Introduces the PT-E01 Underwater Case for the E-300,
And Underwater Lens Ports for Exchangeable Lenses

Genuine Olympus Accessories for Professional Underwater Photography Using a Digital SLR with Exchangeable Lenses

Summary

Olympus Imaging Corporation is pleased to announce the PT-E01 underwater case for the E-300 interchangeable lens single-lens reflex camera. The PT-E01 is a genuine Olympus accessory for use with the E-300 and can be combined with Olympus brand underwater lens ports for various ZUIKO DIGITAL lenses to create a system suitable for professional underwater photography. The PT-E01 will go on sale in June 2005, together with the PPO-E01, PPO-E02 and PPO-E03 underwater lens ports for use with ZUIKO DIGITAL lenses and the PFL-E01 underwater case for the FL-36 external flash unit.

These underwater cases for the E-300 and the FL-36 and underwater lens ports for ZUIKO DIGITAL lenses together form an underwater digital SLR camera system capable of withstanding the water pressure at a depth of 60m. The professional-class specifications of these products make them ideal for professional underwater photography.

Designed for use with the E-300, the PT-E01 underwater case can be combined with underwater lens ports (PPO-E01, PPO-E02, PPO-E03) for underwater photography using four types of exchangeable lenses (ZUIKO DIGITAL 14-45mm (28-90mm) F3.5-5.6, ZUIKO DIGITAL 14-54mm (28-108mm) F2.8-3.5, ZUIKO DIGITAL 11-22mm (22-44mm) F2.8-3.5, ZUIKO DIGITAL ED 50mm (100mm) F2.0 Macro). This system supports underwater photography using a variety of field angles to take full advantage of the superb image quality of the E-300 digital SLR with its effective resolution of 8 megapixels.

The PFL-E01, an underwater case for use with the FL-36 external flash unit, adds high-intensity underwater TTL flash photography to the system's capabilities.

Also available is the PER-E01 extension ring for the EC-14 teleconverter, which can be used with all underwater lens ports for exchangeable lenses. This allows the focal length of the lens attached to the camera to be increased 1.4 times for underwater photography. Another useful accessory is the PTBK-E01 bracket for easier underwater handling.

* Figures in parentheses indicate the equivalent focal distances for 35mm cameras.

Launch Information

Product Category	*Product Name*	*MSRP* [excl.Tax]	(incl. Tax)	*Launch Date*
Underwater Cases	**PT-E01** (for E-300)	¥150,000	(¥157,500)	June 2005
	PFL-E01 (for FL-36 external flash unit)	¥82,000	(¥86,100)	
Underwater Lens Ports	**PPO-E01** (for ZUIKO DIGITAL 14-45mm F3.5-5.6)	¥50,000	(¥52,500)	
	PPO-E02 (for ZUIKO DIGITAL 14-54mm F2.8-3.5) (for ZUIKO DIGITAL 11-22mm F2.8-3.5)	¥57,000	(¥59,850)	
	PPO-E03 (for ZUIKO DIGITAL ED 50mm F2.0 Macro)	¥57,000	(¥59,850)	



PT-E01 Underwater Case and E-System Underwater Lens Port
(With a Zuiko Digital 14-45mm lens mounted on an E-300)

<Main Features >

1. Genuine Olympus underwater case and underwater lens ports for the E-300 and four ZUIKO DIGITAL exchangeable lenses

- The PPO-E01 is a underwater lens port for use with the ZUIKO DIGITAL 14-45mm (28-90mm) F3.5-5.6 lens, which is included in the E-300 lens set.
- The PPO-E02 underwater lens port can be used with the ZUIKO DIGITAL 14-54mm (28-108mm) F2.8-3.5, which supports close-up photography at a minimum distance of 0.22m across the entire zoom range, and the ZUIKO DIGITAL 11-22mm (22-44mm) F2.8-3.3 compact wide-angle zoom lens.
- The PPO-E03 is a underwater lens port for the ZUIKO DIGITAL ED 50mm (100mm) F2.0 Macro, a medium-telephoto macro lens with F2.0 brightness.
- The PER-E01 is a underwater extension ring for use with the EC-14 teleconverter, which increases the lens focal distance 1.4 times. It supports all three waterproof lens ports(PPO-E01,PPO-E02,PPO-E03).

2. Designed to Withstand Water Pressure at 60m - Suitable for Professional Use

All of these underwater case, underwater lens ports and the extension ring are capable of withstanding water pressures reliably at depth up to 60m and are ideal for professional underwater SLRphotography.

3. Support for Underwater TTL Photography Using an External Flash Unit

With the optional external flash unit attached, the system can be used for underwater TTL flash photography. This product makes underwater flash shooting easy without the need for troublesome flash adjustments to set the exposure according to the distance to the subject or changes in the underwater environment.

<Principal Specifications for Underwater Case>

Product		**PT-E01**	**PFL-E01**
Equipment Supported		E-300	FL-36 external flash unit
Max. Water Pressure		60 meters	
Waterproofing System		Double O-ring pressure seal	O-ring pressure seal
Principal Materials		Body : Polycarbonate	
Size	Width	214mm	132mm
	Height	168mm	205mm
	Depth	148mm	145mm

<Principal Specifications Underwater Lens Ports>

Product		**PPO-E01**	**PPO-E02**	**PPO-E03**
Equipment Supported		「14-45mm F3.5-5.6」	「14-54mm F2.8-3.5」 「11-22mm F2.8-3.5」	「ED50mm F2.0 Macro」
Max. Water Pressure		60 meters		
Waterproofing System		O-ring pressure seal		
Principal Materials		Body : Aluminum Lens: FL glass		
Size	Max.Diameter	Φ120mm	Φ143mm	Φ108mm
	Full Length	91mm	105mm	87mm

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Your Vision, Our Future

I N F O R M A T I O N

April 5. 2005

Olympus Introduces the MX51 Industrial Inspection Microscope
Improved Basic Optical Performance

On April 18, 2005, Olympus Corporation (President: Tsuyoshi Kikukawa) will launch the MX51 industrial inspection microscope. Olympus has enhanced the basic optical performance of the new microscope, which supports numerous observation modes to meet the needs of users. The MX51 will be on display at the Semicon Singapore 2005 held in Singapore between May 4 and 6.

Product Name	Launch Date
MX51 Industrial inspection microscope	April 2005

<Main Features >

1. Enhanced basic optical performance for improved observation capabilities
2. Extensive system expandability to support a wide variety of observation methods
3. Easy controls to facilitate specimen movement and observation



【MX51 Industrial Inspection Microscope 】

<Target Applications>

Target applications include research, development, manufacturing and quality management in the fields of industrial materials and electronic parts. The MX51 is especially suitable for inspections of semiconductor wafers measuring less than 150mm, and magnetic heads.

<Details of Main Features >

1. Enhanced basic optical performance for improved observation capabilities

The illumination efficiency of the objective lens and illuminator has been improved from the viewpoint of optical design. As a result, the MX51 has approximately 4 times greater detection sensitivity than the previous model MX40 in the area of defect detection through darkfield observation, which is an essential capability for an inspection microscope.

2. Extensive system expandability to support a wide variety of observation methods

The MX51 is based on the system used in the Olympus PowerBX metallurgical microscopes. The excellent expandability of the observation unit allows the MX51 to support a wider range of observation modes compared with the previous model MX40. Up to five* different reflected-light observation modes are possible with the same microscope (with the BX-URA2 universal reflected-light illuminator fitted). A motorized illuminator is also available, allowing the operator to switch over between brightfield and darkfield observation with a single switch control.

* Brightfield, darkfield, Nomarski DIC, simple polarizing, fluorescence

3. Easy controls to facilitate specimen movement and observation

The clutch lever built into the grip handle allows easy switching between coarse and fine stage movement. A belt drive is used for XY motion, allowing optimized inspection and microscopic examination of large specimens in excess of 100mm (with the MX-SIC6R2 150mm stage fitted).

Olympus has also designed the MX51 to meet worldwide safety and ergonomic standards, including the SEMI S2/S8 industry standards.

As for the ESD compatible items, the MX51 microscope stand and 6-inch stage are newly added.

< Main Specifications of the MX51>

Optical system	UIS (Universal Infinity System)	
Microscope stand	Integrated reflected-light power supply (12V100W halogen lamp) Coaxial handles for course and fine controls Coarse adjustment stroke: 17.85mm per turn of handle Fine adjustment stroke: 0.1mm per turn of handle Vertical stroke: 32mm (2mm up, 30mm down) SEMI S2/S8 compliant	
Reflected-light illumination	Reflected-light mirror: Add-on type Observation tube magnification: 1X Supports super-widefield (FN26.5)	
	With BX-RLA2: Brightfield/darkfield reflected-light observation tubes BF-DF slide switch Supported observation modes ① Reflected-light brightfield ② Reflected-light darkfield ③ Reflected-light Nomarski DIC ④ Reflected-light simple polarizing ⑤ Reflected-light infrared (IR) ⑥ Transmitted-light (with optional unit fitted)	With BX-URA2: Universal reflected light illuminator Observation switching: Turret-type mounted mirror units (up to 6) Supported observation modes ① Reflected-light brightfield ② Reflected-light darkfield ③ Reflected-light Nomarski DIC ④ Reflected-light simple polarizing ⑤ Reflected-light fluorescence ⑥ Transmitted-light (with optional unit fitted)
Lamp house	Halogen lamp house: U-LH100L-3 Uses power supply integrated into MX51 microscope stand.	Mercury lamp house: U-LH100HGAPO Uses dedicated external power supply (BH2-RHL-T3).
Transmitted-light illumination	MX-TILLK, uses LG-PS2 fiber-guide illuminator (combined with MX-SIC6R2)	
Electrical system	100-120/220-240V, 1.8A/0.8A, 50/60Hz, continuously variable brightness knob	
Observation tubes	U-BI30-2 wide field binocular, U-TR30-2 wide field trinocular, U-ETR-3 wide field erect image trinocular (FN: 22) U-SWTR-3 wide field trinocular, MX-SWETTR super wide field erect image tilting trinocular (FN: 26.5)	
Revolving nosepieces	Manual: U-5RE, U-6RE, U-P6RE, U-D6RE, U-D7RE, U-5BDRE, U-D5BDRE, U-P5BDRE, U-D6BDRE Motorized : D6REMC, U-D5BDREMC, U-P5REMC	
Stage	U-SIC4R2/SIC4L2 (used with MX-STAD) Coaxial right (left) down handle, 4x4 inches Drive: Rack & pinion Lock mechanism : Y-axis locking lever 4.3 inch wafer holder can be mounted on optional plate.	MX-SIC6R2 Coaxial right down handle, 6x6 inches Drive: Belt Stroke: 158(X)mm x 158 (Y)mm Dimensions for plate hole :200x200mm Transmitted light illumination range: 100x100mm
External dimensions, weight (standard configuration)	Approx. 430(W) x 591 (D) x 495 (H), approx. 26kg	

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

15 April 2005

Olympus and UN Information Centre to host photography exhibition at the Aichi Expo 2005 UN Pavilion

"A DAY IN THE LIFE OF AFRICA -Achieving the Millennium Development Goals"

Olympus Corporation (President: Tsuyoshi Kikukawa) and the United Nations Information Centre, will host a special showing of the "A Day in the Life of Africa" photography exhibition from Sunday, 24 April to Saturday, 14 May 2005 at the Aichi Expo 2005 UN Pavilion.

At the Millennium Summit in September 2000, world leaders have agreed on setting Millennium Development Goals (MDGs) in order to solve global issues such as poverty, starvation, diseases and illiteracy. Although the international community have been trying to meet these goals ever since, the annual progress report released by UN Secretary-General Kofi Annan in September 2004 pointed out that significant progress has not been seen in the poorest countries in sub-Saharan African.

A special photo exhibition "A DAY IN THE LIFE OF AFRICA – Achieving the Millennium Development Goals" will be held in the UN Pavilion at Aichi Expo 2005. The exhibition aims to increase awareness on the MDGs and Africa whose development is considered to be a key element in achieving the targets. Olympus Corporation, a premier sponsor of "A DAY IN THE LIFE OF AFRICA" project* has sponsored the exhibition at many places around the world, including the United Nations Headquarters in New York in 2003. At the Expo, the Olympus Corporation and the United Nations Information Centre will jointly organize the special exhibit, displaying photographs related to the MDGs. Through the photographs reflecting real African lives, it is hoped the visitors will think about the tasks lying ahead and how they can be involved in achieving the MDGs.

Title: A DAY IN THE LIFE OF AFRICA – Achieving the Millennium Development Goals
Organizer: United Nations Information Centre, Tokyo
Co-organizer: Olympus Corporation
Period: Sunday 24 April - Saturday 14 May 2005
Venue: Theatre space of the UN Pavilion at Aichi Expo 2005 (Global Common2)
Hours: 24 and 25 April 9:30am - 9:00pm (last entry 30 minutes before closing)
After 26 April 9:00am - 9:30pm (last entry 30 minutes before closing)

"A DAY IN THE LIFE OF AFRICA" special postcards are available:
3 pieces set to the first 1,000 visitors of the exhibition everyday during the period.
14 pieces set to the first 100 visitors of the exhibition on the opening day.

* More information on the "A DAY IN THE LIFE OF AFRICA" project is available at the official website: http://www.olympus.co.jp/en/event/DITLA/

Olympus supports the achievement of the MDGs, as a corporate participant in the UN Global Compact.

For further information, please contact:
Public Relations and Investor Relations, Olympus Corporation
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Supplementary information

About "A DAY IN THE LIFE OF AFRICA"

On February 28 2002, around 100 internationally renowned photojournalists including two Japanese took part in a grand project to capture the whole of the African continent through photographs over a period of 24 hours. *

From the teeming markets of Marrakech, to the windswept deserts of Namibia, the photographers fanned out across the continent, capturing the mountain gorillas of Rwanda, a sultan's palace in Niger, the hip music scene in Lagos, and a Zambian AIDS hospice cloaked in silence and dignity. Going out to homes, schools and workplaces all over Africa, they returned with photographs of everyday African life just as it is over the course of a single day, and wove these images into a colorful, vibrant tapestry.

The project also became renowned as the first of its kind in which almost the images were shot using digital cameras, in this case digital photographic equipment (SLR cameras, printers etc.) supplied by Olympus. The resulting photographs have been collected in the book "A DAY IN THE LIFE OF AFRICA", published in English, French and German, with all profits donated to the African AIDS Education Program Fund via the project office.

Since 2003, the photographs have also been exhibited at various locations around the world, in a series of shows sponsored by Olympus Corporation. Major, highly acclaimed exhibitions were held in Tokyo in June, Kobe in August and Seoul in November 2003, followed by Pusan, Korea in February, Kumamoto, Japan in May and Shanghai in October 2004, while a scaled-down version was run in September 2003 at the venue for The Third Tokyo International Conference on African Development (TICAD3), a gathering mainly of delegates from the Japanese government, the UN and various NGOs, with Olympus presenting copies of the book to ambassadors from African nations via the Ministry of Foreign Affairs.

Then, in October 2003, the UNDP (United Nations Development Programme) and Olympus cosponsored an exhibition at UN Headquarters in New York as part of a program of events for the United Nations International Day for the Eradication of Poverty. The opening of this exhibition was attended by numerous dignitaries including the wife of UN Secretary-General Kofi Annan plus two UN Undersecretaries-General, and the entire $33,000 raised from the exhibition in Tokyo donated on the spot to help further the Millennium Development Goals**.

* The "A Day in the Life of Africa" project was made possible with the aid of premier sponsors Olympus, Pfizer, Anheuser-Busch and ChevronTexaco, and with the support of Apple, the World Bank, and various other companies and organizations. "A Day in the Life of Africa" is a registered trademark of HarperCollins Publishers.

** Millennium Development Goals: Fifteen-year plan adopted at the UN Millennium Summit in 2000. Program setting out eight goals including eradicating world poverty and hunger, universal primary education, gender equality and the eradication of AIDS. 2003 was the first year of the plan.

A Day in the Life of AFRICA

For further information, please contact:
Public Relations and Investor Relations, Olympus Corporation
Tel: +81-3-3340-2135 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp